Exhibit 99.1
Xinhua Finance Media Announces Financial Results for the First Quarter 2007
Beijing, April 30, 2007 — Xinhua Finance Media Limited (NASDAQ: XFML) (“XFMedia”, or “the Company”), China’s leading diversified financial and entertainment media company, today announced its unaudited financial results for the first quarter ended March 31, 2007.
First Quarter 2007 Highlights
•	Net revenue for the first quarter of 2007 increased by 133% or US$9.6 million to US$16.7 million from $7.1 million for the first quarter of 2006.

•	EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization and non-cash share-based compensation expenses, for the first quarter of 2007 increased by 553% or US$5.2 million to US $6.1 million from $0.9 million in the first quarter of 2006.

•	Net income for the first quarter of 2007 increased by US$13.4 million to US$12.6 million from a net loss of US$0.8 million for the first quarter of 2006.

•	Adjusted net income (non-GAAP), defined as net income before non-cash share-based compensation expenses, for the first quarter of 2007 increased by US$14.8 million to US$14.0 million from a net loss of US$0.8 million for the first quarter of 2006.

•	XFMedia continued to make progress across each of its five business groups:
•	For the Broadcast Group, notable milestones included:
•	Airing of the TV reality game show, “Warrior”, on Inner Mongolia Satellite Television (“NMTV”);

•	NMTV obtained regulatory approval to air six new programs nationwide in the second quarter of 2007;

•	Continued improvement in channel ratings; for example, one of the Fortune China programs achieved record ratings in Beijing and Shanghai;

•	Improved ratings allowed the Broadcast Group to achieve a yield of US$467 per prime time ad minute and a yield of US$140 per non-prime time ad minute for advertising sold on NMTV.
•	For the Print Group, circulation of the Economic Observer increased to 157,000 at the end of the first quarter of 2007 compared to a circulation of 134,000 at the end of the first quarter of 2006. The Economic Observer newspaper sold a record 211 ad pages in the first quarter of 2007 at an average price of US$9,700 per page compared to US$8,800 per page in the first quarter of 2006. For magazines, total circulation of the three magazines, Money Journal, Funds Observer, and China Venture, reached 257,000 at the end of the first quarter of 2007, compared to 92,000 at the end of the first quarter of 2006.

•	The Advertising Group showed growth across all three divisions. The three divisions are: Television Resale, Print and Outdoor/Other.
•	The Television Resale division became the exclusive advertising agent for five new TV programs airing on CCTV-7, Beijing TV channel 1 and 2 and Tianjin Satellite. The Television Resale division tripled its sellable TV ad minutes in addition to achieving a TV ad minute yield of US$3,200 per minute as the ratings improve on the new shows

•	The Print division increased the number of advertising contracts to 1,100 with an average price of US$4,500 per contract in the first quarter of 2007. This is an increase of 300 contracts with an average price increase of US$1,500. In the first quarter of 2006, the Print division had 800 contracts with an average price of US$3,000 per contract.

•	The Outdoor/Other division expanded with an exclusive contract to sell advertising onto 2,000 new billboards in Beijing.

•	The Production Group won a bid to develop an animated public service campaign featuring a firefighter mascot for the Beijing Fire Department. The Production Group produced a popular program “Blog Talk Show” aired on Guangdong Satellite TV, which achieved a very high rating for its time slot.

•	The Research Group had approximately 110 contracts with an average price of US$9,200 per contract for the first quarter of 2007 compared to 65 contracts at an average price of US$8,500 for the first quarter of 2006. It also expanded an ongoing contract for consumer tests with a global beverage company, extending from China projects to new Asia-wide projects.
“We are pleased to report robust results that exceeded management forecasts for the first quarter of 2007,” said Ms. Fredy Bush, XFMedia’s Chief Executive Officer. “We have made significant strides this quarter both operationally and financially, including our successful listing on NASDAQ on March 9, 2007.”
“The first quarter of 2007 was very productive for XFMedia, with revenue comprising 15% of forecasted total revenue for the year. Last year, the first quarter comprised 12% of full year revenue, in line with the seasonality associated with the various markets that we do business in, as well as the timing of the Chinese New Year holiday that historically impacts China businesses in the first quarter each year. Our strong performance despite these factors can be attributed to China’s strong economic growth, effective management throughout our business units and the dedicated efforts of our talented staff.”
First Quarter 2007 Financial Results
For the first quarter of 2007, XFMedia achieved net revenue of US$16.7 million, which represents year-on-year growth of 133% compared to US$7.1 million in the first quarter of 2006. The following is a summary of net revenue relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the first quarter of 2007:

	Production	Print	Advertising	Research	Broadcast	Total
Net revenues:
Media production	$779,715	$—	$—	$—	$—	$779,715
Advertising sales	—	2,426,066	—	—	2,080,660	4,506,726
Advertising services	—	759,509	7,349,391	966,059	2,116,226	11,191,185
Publishing services	—	202,430	—	—	—	202,430

Total net revenues	$779,715	$3,388,005	$7,349,391	$966,059	$4,196,886	$16,680,056

Broadcast Group
Net revenue for the Broadcast Group was US$4.2 million for the first quarter of 2007. The Broadcast Group includes television and radio businesses. The television business generated US$3.8 million net revenue for the first quarter of 2007.
The radio business Easy FM generated US$0.4 million net revenue for the first quarter of 2007. During the first quarter of 2007, original programming was launched for the Shanghai Easy FM channel. Advertising inventory sellout rates for the Beijing and Shanghai radio stations increased to 20% and 10% respectively in the first quarter of 2007 compared to 19% and 6% in the first quarter of 2006. The blended yield per minute increased to US$97 in the first quarter of 2007 from US$95 in the first quarter of 2006.
Advertising Group

Net revenue for the Advertising Group was US$7.3 million for the first quarter of 2007, representing 57% year-on-year growth. The advertising business consists of 3 divisions: Television Resale, Print and Outdoor/Other.
The Television Resale division generated US$1.0 million net revenue and achieved an average yield of US$3,200 per minute for the first quarter of 2007. The Television Resale division became the exclusive advertising agent for Beijing TV’s channel-2 programs ‘Top Music’ and ‘Star Press’, CCTV’s channel 7 program ‘Military News’, Tianjin Satellite TV’s program ‘Eat 8 Street’, Beijing TV’s channel-1 program, ‘Weather Report’, and renewed its contract with Shanghai Media Group’s TV program ‘New Food Fashion’.
The Print division generated US$4.8 million net revenue for the first quarter of 2007. Print advertising agency contracts increased to 1,100 with an average price of US$4,500 in the first quarter of 2007 compared with 800 contracts and an average price of US$3,000 for first quarter of 2006. The Print division is the exclusive advertising agent for the real estate section of Economic Observer and one of two exclusive advertising agents for the real estate section of Sina.com.
Outdoor/Other division generated US$1.5 million net revenue for the first quarter of 2007. The Outdoor/Other division substantially expanded its businesses in Beijing with an exclusive agreement to sell advertising onto 2,000 new billboards in Beijing promoting AIDS Prevention.
Print Group
Net revenue for the Print Group was US$3.4 million for the first quarter of 2007.
The Economic Observer generated US$1.9 million net revenue for the first quarter of 2007, and circulation of the Economic Observer increased to 157,000 at the end of first quarter 2007 compared to end of first quarter 2006 circulation of 134,000. The newspaper sold 211 ad pages in the first quarter of 2007 compared to 149 pages for the first quarter of 2006. The average price per ad page increased to US$9,700 per page in the first quarter of 2007 compared to US$8,800 per page in the first quarter of 2006.
The Money Journal group of magazines generated US$1.5 million net revenue for the first quarter of 2007. The circulation of Money Journal magazine increased to 118,000 by the end of first quarter 2007 from 112,000 at the end of 2006. The Money Journal averaged 28 paid pages per issue for the first quarter of 2007 with an average price of US$5,900 per page. The circulation of the new magazines Funds Observer and China Venture increased to 88,000 and 51,000 by the end of first quarter 2007 respectively.
Production Group
The Production Group generated US$0.8 million net revenue for the first quarter of 2007. The Production Group commenced distribution of the drama series “Who Will Be Your Witness?” for the first quarter of 2007. For the TV branding and packaging business, the Production Group provided services to CCTV-5, An Hui Satellite TV, Shanxi Satellite TV, Jiangsu Satellite TV and Shanghai Media Group’s TV Channel Young.
Research Group
The Research Group generated US$1.0 million net revenue for the first quarter of 2007. The Group had approximately 110 contracts with an average price of US$9,200 per contract for the first quarter of 2007 compared to 65 contracts at an average price of US$8,500 for the first quarter of 2006. The Research Group was contracted by a major Chinese dairy producer to conduct product taste testing in 20 cities across China.
Cost of Revenues
Cost of revenues for the first quarter of 2007 increased by 157% or US$7.1 million to US$11.7 million from US$4.5 million for the first quarter of 2006, due to an increase in media buying costs for the advertising business and the inclusion in cost of revenues of intangible asset amortization of US$2.6 million in the first quarter of 2007 which was not part of cost of revenues in 2006.
Operating Expenses
Total operating expenses for the quarter were US$6.6 million, representing 39.4% of revenue, compared to US$2.6 million or 36.1% in the same period in 2006.
Total operating expenses were composed of selling and marketing expenses and general and administrative expenses. Selling and marketing expenses were US$1.6 million, an increase of 151% or US$1.0 million compared to selling and marketing expense in the first quarter of 2006. The increase was primarily attributable to increases in sales commission.
General and administrative expenses for the quarter were US$5.0 million. This quarter’s general and administrative expenses included amortization of intangible assets of US$0.1 million and non-cash share-based compensation expense of US$1.4 million.
EBITDA (non-GAAP)
EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization and non-cash share-based compensation expenses, increased by 553% or US$5.2 million for the quarter to US$6.1 million, 36.3% of total revenues, compared to 13% in the same period of 2006.
Net Income and Adjusted Net Income (non-GAAP)
Net income for the quarter was US$12.6 million, compared to a net loss of US$800,000 in the same period of 2006. Net income for the first quarter of 2007 included a US$12.3 million gain from the reduction of deferred tax liabilities due to a reduction of statutory corporate income tax rate which will become effective on January 1, 2008 for all domestic companies and foreign invested enterprises in the People’s Republic of China. The reason this one time gain was taken in this quarter, instead of in 2008, is that the deferred tax liabilities were historically accrued at the higher rate, and this gain offsets the historical accrual.
Adjusted net income (non-GAAP), defined as net profit before non-cash share-based compensation expenses, for the quarter was US$14.0 million, compared to a net loss of US$800,000 for the same period of 2006.
Outlook for 2007
XFMedia forecasts total revenue for 2007 to be US$110 million, and its total revenues for second quarter of 2007 to be in the range of US$22 million to US$24 million. This forecast reflects XFMedia’s current and preliminary view, which is subject to change.
Conference Call Information
Following the earnings announcement, Xinhua Finance Media’s senior management will host a conference call on April 30, 2007 at 8:00 am (New York) / 8:00 pm (Shanghai) to review the results and discuss recent business activity.
Interested parties may dial into the conference call at (US) +1 480 629 9562/ (UK) +44 20 8515 2303 / (Asia Pacific) +10800 440 0091. A telephone replay will be available shortly after the call for two weeks at (US) +1 303 590 3030/ (UK) +44 207 154 2833, Passcode: 3725288 and (Asia Pacific) +852 2287 4304, Passcode: 090110.

The conference call will be webcast live and available for replay on the investor relations page of its website www.xinhuafinancemedia.com
About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is China’s leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com
Xinhua Finance Media is a subsidiary of Xinhua Finance Limited (“XFL”; TSE Mothers: 9399), China’s premier financial information and media service provider. XFL owns 36.9% of the equity and 85.4% of the voting rights of XFMedia through its holding of class B common shares, which have ten votes per share. The investing public, the company’s China partners, executives and staff own class A common shares in the company with one vote per share. The dual-class common share structure was created to accommodate the regulatory landscape of China’s media sector.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for second quarter and full year 2007 and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XFMedia’s consolidated financial results presented in accordance with U.S. GAAP, XFMedia uses the following measures defined as non-GAAP financial measures by the SEC: EBITDA, net income excluding non-cash share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-

GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.
XFMedia believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. XFMedia believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. XFMedia computes its non-GAAP financial measures using the same consistent method from quarter to quarter. XFMedia believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net profit excluding non-cash share-based compensation expenses is that non-cash share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (in USD thousands, unaudited)

	Three months ended March 31, 2006			Three months ended March 31, 2007
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating Profit (*)	40	887	927	724	5,334	6,058

Net income (**)	(806)	—	(806)	12,590	1,443	14,033

(*)	The adjustments are for non-cash share-based compensation expenses, interest income, and amortization for intangible assets.

(**)	The adjustments are for non-cash share-based compensation expenses.

Contacts
Media Contacts
China
Xinhua Finance Media
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com
United States
Richard Lewis Communications, Inc.
Mr. Gregory Q. Tiberend, +1 212 827 0020, gtiberend@rlcinc.com
IR Contacts
China
Xinhua Finance Media
Jennifer Chan Lyman, +86 21 6113 5960, jennifer.chan@xinhuafinance.com
United States
Taylor Rafferty
John Dudzinsky, +1 212 889 4350, john.dudzinsky@taylor-rafferty.com

Xinhua Finance Media Limited
Unaudited Consolidated Statements of Operations

	Period ended	Period ended
(in U.S. Dollars)	March 31, 2006	March 31, 2007
	Unaudited	Unaudited
Net revenues:
Advertising services	6,484,513	11,191,185
Content production	293,803	779,715
Advertising sales	125,769	4,506,726
Publishing services	241,446	202,430

Total net revenues	7,145,531	16,680,056

Cost of revenues:
Advertising services	3,830,088	9,444,329
Content production	163,113	266,850
Advertising sales	319,391	1,788,455
Publishing services	216,490	150,924

Total cost of revenues	4,529,082	11,650,558

Operating expenses:
Selling and distribution	630,097	1,579,456
General and administrative	1,945,986	4,988,225

Total operating expenses	2,576,083	6,567,681

Other operating income	—	2,261,788

Income from operations	40,366	723,605
Other income (expense):
Interest expense	(168,246)	(1,210,939)
Interest income	76,544	456,834
Other, net	133,130	37,738

Income before provision for income taxes and minority interest	81,794	7,238
Provision for income taxes	275,497	(12,915,380)

Net income before minority interest	(193,703)	12,922,618
Minority interest	612,570	332,884

Net income	(806,273)	12,589,734
Dividend on redeemable convertible preferred shares	293,333	1,338,333

Net income (loss) attributable to holders of common shares	(1,099,606)	11,251,401
Net income (loss) per share:
Basic — Class A common share	—	0.138
Basic — Class B common share	-0.026	0.138
Diluted — Class A common share	—	0.131
Diluted — Class B common share	-0.026	0.131